SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Sohu.com Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

83408W103

(CUSIP Number)

John Utzschneider

Morgan Lewis & Bockius, LLP

One Federal Street

Boston, MA 02110

Tel: (617) 951-8852

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1.	NAME OF REPORTING PERSON Charles Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) n/a
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 701,607
	8.	SHARED VOTING POWER 7,028,254
	9.	SOLE DISPOSITIVE POWER 701,607
	10.	SHARED DISPOSITIVE POWER 7,028,254
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,729,861
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.01%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Amendment No. 3 to Schedule 13D

This Amendment No. 3 (this “Amendment”) amends the Schedule 13D filed by Dr. Charles Zhang with the Securities and Exchange Commission on June 16, 2004, as amended by Amendment No. 1 filed with the SEC on April 1, 2010 (“Amendment No. 1”) and as amended by Amendment No. 2 filed with the SEC on July 8, 2011 (“Amendment No. 2”). The original Schedule 13D of Dr. Zhang, as amended by Amendment No. 1 and Amendment No. 2 is hereinafter referred to as the “Initial Statement.”

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented by adding the following:

The Indicative Summary, defined and discussed in Item 4 below, does not specify the source of funds for any transaction that may result from the development described in Item 4 below of this Amendment.

Item 4. Purpose of the Transaction

Item 4 of the Initial Statement is hereby amended and supplemented by adding the following:

On December 11, 2015, Dr. Charles Zhang, chairman and chief executive officer of the Company (the “Reporting Person”), submitted, on behalf of himself, a third party entity and its affiliated funds and other investors (collectively the “Equity Purchasers”), a preliminary, non-binding term sheet (the “Indicative Summary”) to the Company’s board of directors. The terms in the Indicative Summary, which are for discussion purposes only, suggest a transaction between the Company and the Equity Purchasers whereby the Equity Purchasers may purchase, in equal purchase price amounts, (i) shares of Common Stock of the Company (with the purchase price per share being “at market” as defined by NASDAQ Stock Market Rule 5635(d), but subject to a cap of $50 per share) and (ii) notes convertible into Common Stock of the Company, for a total purchase price of up to US$600 million in cash. The Indicative Summary states that the suggested terms are subject to further discussion, final expression and the preparation of, and agreement with respect to, key transaction documents and other agreements, representations and warranties and other conditions and covenants. No assurances can be made that the Company will decide to pursue the investment transaction contemplated by the Indicative Summary, or that this investment transaction will be completed in the form and on the terms contemplated by the Indicative Summary or at all.

The Reporting Person currently intends to remain a chairman, officer and significant stockholder of the Company. Subject to any applicable legal and contractual restrictions on his ability to do so, the Reporting Person may in the future take other actions (either alone or with one or more third parties) with respect to his investment in the Company’s Common Stock as he deems appropriate in light of circumstances existing at such time. Such actions may include the purchase of additional shares either in brokerage transactions on a public exchange or in privately negotiated transactions with the Company or other persons or the sale of all or a portion of his Common Stock at present owned or hereafter acquired by the Reporting Person. The Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions described in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated in its entirety to read as follows:

(a) As of the date of this Amendment, the Reporting Person beneficially owns or may be deemed to beneficially own 7,729,861 shares of Common Stock of the Company, or 20.01% of the class of Common Stock of the Company. The foregoing percentage is calculated based on 38,637,052 shares of the Company’s Common Stock outstanding as of September 30, 2015, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2015 and filed with the SEC on November 6, 2015.

(b) Number of shares of Common Stock as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote: 701,607 shares

(ii)	shared power to vote or to direct the vote: 7,028,254 shares[1]

(iii)	sole power to dispose or to direct the disposition of: 701,607 shares

(iv)	shared power to dispose or to direct the disposition of: 7,028,254 shares [1]

(c) The following transactions have been effected during the past 60 days: None.

(d) Except as disclosed in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby amended and supplemented by adding the following:

The description of the Indicative Summary in Item 4 is incorporated herein by reference in its entirety.

[1]	Includes 7,028,254 shares of Common Stock beneficially owned by Photon Group Limited. Dr. Zhang is one of the Directors of Photon and may be deemed to beneficially own such 7,028,254 shares. Dr. Zhang shares with the other Directors of Photon the power to vote and dispose of or direct the disposition of such shares. Dr. Zhang disclaims beneficial ownership of such 7,028,254 shares. Photon is a British Virgin Islands corporation with principal offices at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Photon is an investment holding company. During the five years prior to the date hereof, neither Photon nor any of its directors, officers, shareholders or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also, during the five years prior to the date hereof, neither Photon nor any of its directors, officers, shareholders or control persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2015

By:	/s/ Charles Zhang
Name: Dr. Charles Zhang